Filed by: Building Materials Holding Corporation

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Building Materials Holding Corporation

Commission File No.: 001-36050

This letter was distributed to certain suppliers to Building Materials Holding Corporation on June 3, 2015.

CORPORATE HEADQUARTERS TWO LAKESIDE COMMONS SUITE 500 980 HAMMOND DR. NE ATLANTA, GA 30328	678.222.1220 678.222.1316 FAX www.BuildWithBMC.com

Dear Valued Partner:

I am pleased to let you know that BMC today announced that it has signed a definitive merger agreement with Stock Building Supply. The combined company will be one of the nation’s leading providers of lumber, diversified building materials and construction services.

We are excited about the tremendous benefits that this transaction offers and the continued growth of our company. We recognize that our suppliers play a critical role in our success and we look forward to being an even stronger business partner to you going forward.

When we complete this transaction later this year, we expect to:

•	Have a significant platform to provide best-in-class, value-added products and services;

•	Increase our scale and presence in top growth markets where our suppliers and customers are operating; and

•	Move forward with a strong balance sheet, with the ability to continue to invest in our business and our growth.

The transaction is expected to be completed in the fourth quarter of 2015, and until then, each company will continue to operate independently. Your contacts at BMC will remain the same. It will be business as usual until the merger is complete.

We greatly appreciate our partnership and look forward to remaining your valued business partner. If you have any questions, please feel free to contact me or your current BMC contact.

Sincerely,

Peter Alexander

Chief Executive Officer

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Stock Building Supply cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving BMC and Stock Building Supply, including future financial and operating results, Stock Building Supply’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and Stock Building Supply shareholder approvals; the risk that Stock Building Supply or BMC may be unable to obtain governmental and regulatory approvals required for

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the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of Stock Building Supply’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond Stock Building Supply and BMC’s control. All forward-looking statements attributable to Stock Building Supply or persons acting on Stock Building Supply’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Stock Building Supply and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Stock Building Supply and BMC will be submitted to the respective stockholders of Stock Building Supply and BMC for their consideration. In connection with the merger and special meeting of Stock Building Supply’s stockholders, Stock Building Supply expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the merger, the merger agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and Stock Building Supply. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that Stock Building Supply or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STOCK BUILDING SUPPLY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy /Consent Solicitation Statement/Prospectus and any other documents filed or furnished by Stock Building Supply with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from Stock Building Supply by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300).

Participants in the Merger Solicitation

Stock Building Supply, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Stock Building Supply is set forth in the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

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